EXHIBIT 99.1


Telkom SA Limited
Registration number: 1991/005476/06
JSE and NYSE share code: TKG
ISIN: ZAE000044897
("Telkom")

Notice is hereby given that Telkom have today declared Dividend No. 10 of 400 South African cents per share and a special dividend of 500 South African cents for the year ended 31 March 2005 to be paid on Friday, 8 July 2005.

Salient dates

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To holders of ordinary shares
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                                                                2005
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Last date to trade ordinary shares cum dividend                 Friday, 24 June
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Last date to register transfers of certificated securities      Friday, 24 June
cum dividend
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Ordinary shares trade ex dividend                               Monday, 27 June
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Record date                                                     Friday, 1 July
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Payment date                                                    Friday, 8 July
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On the payment date, dividends due to holders of certificated securities on the
South African register will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.

Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant CSDP or broker.

To comply with the further requirements of STRATE, between Monday, 27 June 2005 and Friday, 1 July 2005, inclusive, no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.

To holders of American Depositary Shares.
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                                                                2005
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Ex dividend on New York Stock Exchange                          Monday, 27 June
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Record date                                                     Friday, 1 July
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Approximate date for currency conversion into US dollars        Friday, 8 July
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Approximate payment date of dividend                            Friday, 22 July
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By order of the Board
V V Mashale
Company Secretary
Johannesburg
6 June 2005
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